## Contact

www.linkedin.com/in/christopherwedding (LinkedIn)
entrepreneursforimpact.substack.com (Blog)
www.entrepreneursforimpact.com (Company)

## Top Skills

Executive Coaching
Investments
Venture Capital

## Languages

Japanese (Limited Working)
Spanish (Limited Working)
Creole (Elementary)
English (Native or Bilingual)

## Certifications

Series 82 - Private Securities Offerings Representatives
Series 79 - Investment Banking Representative
Series 63 - Uniform Securities State Law

## Publications

Motivations and Behaviors of Solar PV and Geothermal System Owners in North Carolina
Improving the Link Between the LEED Green Building Label and a Building's Energy-related Environnmental Metrics
An Analysis of Variation in the Energy-Related Environmental Impacts of LEED Certified Buildings
Should You Go Green?
Measuring site-level success in brownfield redevelopments: A focus on sustainability and green building

# Chris Wedding

I help climate entrepreneurs grow | #1 climate CEO peer group in North America, Duke/UNC professor, climate tech podcast & newsletter, 4x founder, 4x board member, ex-PE investor
Raleigh-Durham-Chapel Hill Area

## Summary

— I'm a climate tech CEO peer group leader, ex-private equity investor, 4x founder, Duke & UNC professor, podcast host, newsletter writer, ex-investment banker, ex-rainforest researcher, 4x Board member, and Time Magazine's Person of the Year in 2006. (go ahead, Google it), with $1B+ of investment experience and 75,000+ professional students taught.

— But I'm also an expert in failure with way too many mistakes to keep to myself: Startups that didn't work out. Business partnerships that fell through. Big deals that didn't close. Visions that lacked operational follow-through. Capital raises that missed the mark. Trust that was breached. Over 90% of what I try fails. (Hopefully quickly.)

— And on the personal side: Husband. Father of three. Ax throwing champ. Full of dad jokes. Global citizen - 23 countries, 3 languages. Japanophile. Kentucky roots. Chapel Hill transplant. Hiker. Hefeweizen fan. Forest gardener. Trained as a Buddhist monk, including time spent with Thich Nhat Hanh, Taktser Rinpoche, Palden Gyatso, and the Tassajara Zen Center. Over 25 years of meditation practice and still figuring it out. Hoping to inspire my kids to be world changers.

## Experience

### Entrepreneurs for Impact
Founder
January 2017 - Present (6 years 10 months)
Raleigh-Durham, North Carolina Area

Climate CEO Mastermind peer groups
— 12 members per cohort, capped at 36 members
— Invite only
— Sharing best practices, expanding networks, scaling businesses

— Monthly group and 1:1 meetings, annual retreats, quarterly workshops
— https://www.entrepreneursforimpact.com

Podcast
— Climate CEO and investor interviews
— Apple Podcasts = https://apple.co/33Esgmt
— Spotify = https://spoti.fi/3noGgYf

Newsletter
— Climate tech startups, better habits, productivity
— https://entrepreneursforimpact.substack.com

### Duke University - The Fuqua School of Business
Executive In Residence
December 2018 - Present (4 years 11 months)
Raleigh-Durham, North Carolina Area

I teach daytime MBA and executive MBA students. Classes include Energy Finance and Management Consulting (with an energy and environment focus).

### World Tree
Board Member
December 2020 - Present (2 years 11 months)
United States

For profit, impact enterprise focused on climate solutions, biodiversity, and farmers' livelihood, with 500,000 trees planted in 5 countries, using the world's fastest growing tree, and sequestering 500,000 tons of GHG per year.

### DG Matrix
Board of Advisors
November 2022 - Present (1 year)
Raleigh, North Carolina, United States

DG Matrix is enabling gigaton-level GHG emissions reduction through clean, distributed energy and vehicle electrification. DG Matrix produces the next-generation of modular, reliable, and adaptable power electronics that will resolve the size and speed requirements for fast DC electric-vehicle charging, micro-and nano-grids, and edge data centers.

Power electronics are the “pick and shovel” required for the electrification of transportation and a decarbonized, decentralized, and resilient power grid. With unmatched up to 10:1 size reduction, dynamic renewable energy

integration, and high efficiency, DG Matrix will serve an aggregate market opportunity that conservatively exceeds $40B per year.

### Terraset
Board Member & Co-Founder
October 2022 - Present (1 year 1 month)

An anti-GHG 501(c)(3): We pool tax-deductible donations from climate-conscious people, family offices, and foundations to make strategic purchases of high-quality carbon removal. We use research from leading climate organizations like Frontier and CarbonPlan and evaluate potential recipients against strict criteria to ensure donations drive real impact on the planet.

Early donors include Tim Ferriss and Segment co-founder Calvin French-Owen. Our current project portfolio includes companies like Heirloom and Charm, and we're actively researching more projects to support. Know some? Get in touch!

### Kenan-Flagler Business School
Professor of the Practice: Strategy and Entrepreneurship
August 2010 - Present (13 years 3 months)

I serve as faculty with the Center for Sustainable Enterprise. I teach daytime MBA students. Courses have included Green Building and Development; Corporate Sustainability Reporting and Certification; and the Sustainability Leadership Immersion capstone course, which takes 15 second-year MBA students to Ethiopia and India for a two-week immersion experience and social entrepreneurship consulting engagements.

### Duke University Nicholas School of the Environment
Associate Professor
July 2017 - Present (6 years 4 months)
Raleigh-Durham, North Carolina Area

I teach graduate and executive education students. Classes include ESG Investing, Cleantech (Climate Tech) Startups and Investors, Green Real Estate Development, Clean Energy in Emerging Markets, and Corporate Sustainability Reporting and Certification. I also teach a Coursera course via Duke called Renewable Energy and Green Building Entrepreneurship, with 1,700+ ratings at 4.7 out of 5.0 stars, and course completion rates 700% higher than the industry average.

### Duke University Energy Access Project

### Advisory Board
August 2020 - Present (3 years 3 months)

With about 30% of humanity lacking reliable electricity and even more without clean fuels and technologies for cooking, energy access represents one of the greatest challenges of our time.

The Energy Access Project at Duke University takes an interdisciplinary approach to developing sustainable, modern energy solutions around the world.

Established in 2017, the project supports foundational research and fosters constructive dialogue among the world's policy makers, entrepreneurs, and scholars to identify ways of applying that research.

It engages students, locally and globally, in finding innovative approaches to accelerate clean energy deployment in emerging markets.

It's supporting the development of new, disruptive tools, such as the means to evaluate electricity access through machine learning techniques applied to aerial imagery data.

## IronOak Energy Capital
### Managing Director
July 2009 - Present (14 years 4 months)

Chapel Hill, NC

Strategic advisory for renewable energy projects and climate tech ventures
— Private equity experience + PhD rigor to scale world-changing companies
— http://ironoakenergy.capital

## Antlia Energy
### Advisory Board
April 2021 - May 2022 (1 year 2 months)

North Carolina, United States

Antlia's mission is to build the world's first green hydrogen credit network. The network, backed by an auditable green hydrogen supply chain, enables opportunities to scale green hydrogen projects in a cost effective way.

## On Deck
### Fellow
July 2021 - October 2021 (4 months)

On Deck Climate Tech (ODCT) is a continuous community for people to come together to build, join, or support revolutionary climate tech startups. It brings together 150 startup and climate experts and helps them navigate the complex regulatory, funding and technical landscapes through a community of incredible peers. ODCT Fellows explore ideas, meet collaborators, and start, grow, and support companies in the climate tech space. On Deck has already launched over 330+ companies that have raised over $250m. We are focusing on climate to create serendipity for truly innovative and scalable climate tech solutions. Ultimately, the Fellowship's goal is to accelerate the speed at which talented people can contribute to the climate tech space through community, content, and structure you’ll need for the next 70+ years of climate innovation.

### TreeHouse - Home Improvement Company
Advisory Board
July 2009 - December 2020 (11 years 6 months)
Austin, Texas

Serve as an Advisor to TreeHouse, a new business aimed at becoming the premier retailer and e-commerce provider of environmentally conscious home improvement products and services. www.treehouseonline.com

### Duke University
Adjunct Assistant Professor
October 2008 - July 2017 (8 years 10 months)

I taught courses and workshops on green building and development in the Duke Environmental Leadership (DEL) executive master's program in the Nicholas School of the Environment. In this capacity, serve as expert peer reviewer for the Journal of the American Planning Association, the Journal of Environmental Management, the Journal of Green Building, and Building and Environment.

### IronOak Energy Insights
Co-Founder and CEO
September 2012 - December 2016 (4 years 4 months)
Chapel Hill, NC

As a clean energy market research firm, we provided subscription services and custom research in the solar, energy storage, and electric vehicles sectors. Created by practitioners with PhD rigor, we supported data-driven investment decisions and business strategy with trend analysis, news curation, team collaboration software, and custom analysis in the financial, legal, business, and policy aspects of clean energy.

We were a division of IronOak Energy, a clean energy finance and advisory firm that supported investors and executives with teams in the US, UK, Japan, and Singapore, and 300 years of combined experience.

### Cherokee Investment Partners

10 years 9 months

#### Senior Advisor

January 2014 - January 2016 (2 years 1 month)

Provided expertise re: innovation and sustainability to support strategic relationships and new ventures. Co-manage the Cherokee-McDonough Challenged, competition and accelerator program for high impact environmental startups. (Cherokee is an environmentally focused investment company that has raised over $2 billion in private equity funds and, separately, founded a number of environmental businesses and invested in over 80 startups and venture funds in the past 29 years.)

#### Manager / Director

September 2008 - December 2013 (5 years 4 months)

Analyzed, distilled and communicated data, trends and strategy related to macroeconomics, real estate markets, alternative energy, green building and development, as well as new opportunities and consumer demand. Generated and managed processes and strategies in the realms of innovation and sustainability, including new opportunities in clean energy, green development and international non-profit work. Managed Cherokee Renewables, a solar project finance platform.

#### Associate

May 2005 - September 2008 (3 years 5 months)

Advised and managed teams and projects related to green building and development, alternative energy, strategic planning and relationships and new opportunities. Co-created Cherokee Sustainability Guidelines, which were created to guide $20 billion in real estate redevelopment towards sustainability goals. Helped lead corporate sustainability initiatives, partnerships and reporting.

### University of North Carolina at Chapel Hill

#### Researcher, Teacher and Mentor

September 2003 - May 2008 (4 years 9 months)

Chapel Hill, NC

Investigated alternative building products, energy systems and green building strategies for incorporation at UNC Chapel Hill facilities. Reviewed and revised the university design guidelines. Led student teams to support a local developer designing and building a restaurant to LEED standards. Taught a laboratory class on global climate change using a STELLA model to understand possible solutions via changes in land use, energy and behavior.

### North Carolina Solar Center
Research Analyst
August 2004 - April 2005 (9 months)

Investigated models and methods for communicating the financial benefits of solar energy to stakeholders and potential users. Created a database of (1) biomimicry applications in the built environment and (2) green building products harvested, manufactured or distributed in North Carolina.

### Japanese Exchange and Teaching (JET) Programme
Teacher and Cultural Ambassador
July 2000 - July 2003 (3 years 1 month)

Developed teaching materials and taught over 5,000 students from elementary school through junior high school in one of Japan's most environmentally progressive towns. Served as translator, host and guide for foreign visitors. Traveled over 80,000 miles in eight countries and brought highlights and lessons learned to classrooms, newspapers and community events.

## Education

### University of North Carolina at Chapel Hill
MS, PhD, Sustainable Business, Green Building, City and Regional Planning, Environmental Science · (2003 - 2008)

### Western Kentucky University
B.S., Environmental Science, Biology, Chemistry, Spanish · (1994 - 1999)